Global StocksPLUS held its annual meeting of shareholders on July 21, 2010. Shareholders of Global StocksPLUS voted as indicated below:

						Affirmative 	Withheld
								Authority
Election of James A. Jacobson -
Class II to serve until 2013 			8,725,344 	242,730
Re-election of R. Peter Sullivan III -
Class II to serve until 2013 			8,721,150 	246,924
Election of Alan Rappaport -
Class III to serve until 2011 			8,712,001 	256,073

Messrs. Paul Belica, Hans W. Kertess, John C. Maney+ and William B. Ogden, IV continued to serve as Trustees of the Fund.

+ Interested Trustee